SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 10, 2003 with the report for the three-month period ended on September 30, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores:

By letter dated November 10, 2003, the Company filed the report the report for the three-month period ended on September 30, 2003 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such three-month period reflects a loss of Ps. 3,880,470.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG

	Name:	Saúl Zang
	Title:	Director

Dated:    November 11, 2003